Exhibit 99.39

EQUINOX GOLD CORP.

(the “Corporation”)

Annual and Special Meeting of Shareholders

(the “Meeting”)

July 26, 2018

REPORT OF VOTING RESULTS

Total Shares Voted: 218,050,627

Total issued and outstanding Common Shares as at Record Date: 446,483,553

Total percentage of issued and outstanding Common Shares represented: 48.97%

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon, and the outcome of voting, at the Meeting held on July 26, 2018, are as follows:

1.	Set the number of Directors at seven (7)
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	195,919,091	99.90	198,979	0.10

2.	Election of Directors for the ensuing year
Nominee	Outcome of Vote	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Ross Beaty	Elected	195,718,904	99.50	981,066	0.50
Lenard Boggio	Elected	195,928,764	99.61	771,206	0.39
Marcel de Groot	Elected	185,429,256	94.27	11,270,714	5.73
Marshall Koval	Elected	191,294,532	97.25	5,405,438	2.75
Jacques McMullen	Elected	195,916,603	99.60	783,367	0.40
Christian Milau	Elected	196,061,880	99.68	638,090	0.32
Gregory Smith	Elected	195,323,842	99.30	1,376,128	0.70

3.	Appoint KPMG LLP as auditors for the Company and authorize the Director’s to fix their remuneration
Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	217,523,078	0	527,549	0.70

4.	Re-Approval of the Company’s Stock Option Plan
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	193,685,212	98.76	2,432,858	1.24

5.	Approval of certain amendments to the Company’s Restricted Share Unit Plan
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	145,294,793*	98.68	1,942,852,	1.32

6.	Approval of the Arrangement Resolution
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	196,230,904	99.75	496,066	0.25

7.	Approval of the Solaris Copper Inc. Stock Option Plan
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	193,464,333	98.65	2,653,737	1.35

8.	Approval of the Solaris Copper Inc. Restricted Share Unit Plan
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	145,331,747*	98.71	1,905,898	1.29

9.	Approval of the Solaris Copper Inc. Advance Notice Policy
Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	188,517,572	96.12	7,600,498	3.88

* Excluding 48,880,425 shares held by Insiders

Dated at Vancouver, British Columbia, the 26th day of July 2018.

Equinox Gold Corp.

By:	“Pamela Kinsman”
Pamela Kinsman
Corporate Secretary